Exhibit 99.1

Press Release

Sify appoints Anil Ahuja as Chief Financial Officer

Chennai, India, Thursday, July 01, 2004: Sify Limited (Nasdaq National Markets:SIFY), India’s leading Internet, networks and eCommerce company announced today the appointment of Anil K Ahuja as its Chief Financial Officer.

Anil has over 25 years of wide ranging experience in India and internationally. He has held various senior positions across finance and corporate development functions in the Bell Canada group of companies and, until recently, was Vice President-Corporate Development at Bell Canada International in Montreal, Canada. He was responsible for Bell Canada International’s entry into India and Brazil, directing joint venture formation, leading projects from concept, planning and financing, to start up of business operations.

Commenting on his appointment, Mr R Ramaraj, MD & CEO, Sify Limited said, “Anil brings wide and varied experience to the position, and is, we believe, the right fit in terms of our international view of business. He has exposure and understanding of the telecom and Internet industries, and is well versed with the business environment both in India and North America. I am sure that he will contribute meaningfully to our growth and development, and will be a valuable addition to Sify’s management team.”

On his joining the Sify team, Mr Anil Ahuja said, “Sify has had a pioneering and exciting growth in the Internet and networks space, and is a highly regarded company both in India and overseas. With its professional management, pre-eminent market position, and technology expertise, the company is well placed for growth in India and internationally. I am delighted to be a part of Sify and its management team, and look forward to contributing to its continued success in future.”

During the course of his career, Anil has managed numerous strategic corporate initiatives involving acquisitions, business restructuring and corporate financing. In 1996-1997, he was Senior Vice-President and Chief Financial Officer of Tata Teleservices Ltd., a green-field joint venture project of Bell Canada International in Hyderabad, India. He also has significant management experience in North America, Latin America and Asia in both start-up and established businesses.

With a B. Tech degree in Mechanical Engineering from IIT, Kanpur and an MBA from the Indian Institute of Management, Calcutta, Anil started his career in India with L&T and worked with Tata Exports before commencing his employment in Canada in 1979. His interests include travel, photography, reading and Indian and western music.

Sify Limited is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 63 points of presence in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of 31st March 2004, a host of blue chip customers used Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the i way cyber café chain across 63 cities. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For further information please contact:

Mr. David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com